March 28, 2011	Exhibit 99.12

VIA EDGAR

United States Securities and Exchange Commission

Re:	Great Basin Gold Ltd. (the "Company")
Annual Report on Form 40-F
Consent of Expert

This letter is provided in connection with the Company's Form 40-F annual report for the year ended December 31, 2010, and any amendments thereto, (the “Annual Report”) to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”). The Annual Report incorporates by reference the Annual Information Form of the Company for the year ended December 31, 2010.

On my own behalf and on behalf of Minxcon Consultants (Pty) Ltd (“Minxcon"), I hereby consent to the use of my name and Minxcon’s name in connection with reference to my and Minxcon’s involvement in the preparation of the following technical report (the "Technical Report"):

  Technical Report Update on the Mineral Resource and Mineral Reserve Estimates for the Burnstone Gold Mine dated February 8, 2011; and

  Technical Report Update on the Mineral Resource and Mineral Reserve Estimates for the Hollister Gold Mine dated February 8, 2011 and to references to the Technical Report, or portions thereof, in the Annual Report and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Annual Report.

I also consent to the use of my name and Minxcon’s name in connection with reference to my and Minxcon’s involvement in the preparation of the Technical Reports and to references to the Technical Reports, or portions thereof, and to the inclusion and incorporation by reference of the information derived from the Technical Reports in the Company’s Form F-10 Registration Statement, as amended, filed with the SEC under File No. 333-163021.

Yours truly,

Minxcon Consultants (Pty) Ltd

/s/ D. van Heerden
Daniel van Heerden, Pr.Eng., ECSA, FSAIMM, AMMSA